Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement, dated August 7, 2012
Registration No. 333-155761

WINTHROP REALTY TRUST

Pricing Term Sheet Supplement
Dated: August 8, 2012

This Supplement is qualified in its entirety by reference to the Base Prospectus, dated October 13, 2009, as amended and supplemented by the Preliminary Prospectus Supplement, dated August 7, 2012 (together with the Base Prospectus and as supplemented through and including the date hereof, the “Preliminary Prospectus”).  The information in this Supplement supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.  Capitalized terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.

Issuer:	Winthrop Realty Trust
Title of Securities:	7.75% Senior Notes due 2022 (the “Notes”)
Aggregate Principal Amount:	$75,000,000 aggregate principal amount
Over-allotment Option:	$11,250,000 aggregate principal amount to cover over-allotments, if any, within 30 days of the date hereof
Public Offering Price:	100% (or $25 per Note) plus accrued interest from August 15, 2012, if any
Maturity Date:	August 15, 2022, unless earlier redeemed or repurchased
Interest Rate:	The Notes will bear interest from August 15, 2012 at the rate of 7.75% per year, payable quarterly in arrears
Interest Payment Dates:	February 15, May 15, August 15 and November 15, commencing November 15, 2012
Security:
The Notes will be secured by a first priority security interest in the Promissory Note issued to the Issuer by its operating partnership in exchange for the net proceeds from the offering of Notes.  To the extent the over-allotment option is exercised, the Issuer will contribute the net proceeds to the operating partnership in exchange for one or more promissory notes with an aggregate face value equal to the aggregate principal amount of over-allotment Notes issued.  The Notes will also be secured by a first priority security interest in any such additional promissory notes.

Proceeds to Issuer before Estimated Expenses:	$72,750,000 or $83,662,500 if the underwriters exercise their over-allotment option in full
Issuer’s Estimated Expenses:	$500,000

Use of Net Proceeds:
The Issuer will loan the net proceeds from the sale of the Notes to its operating partnership in exchange for the Promissory Note, which will use the net proceeds to fund future acquisitions and/or for general working capital purposes, including funding capital expenditures, tenant improvements and leasing commissions.

Optional Redemption:
The Issuer may redeem the Notes, in whole or in part, at any time on or after August 15, 2015 at a redemption price in cash equal to 100% of the principal amount redeemed plus accrued and unpaid interest to, but not including, the redemption date.

Change of Control Repurchase Event Offer:
Upon the occurrence of a Change of Control Repurchase Event, the Issuer will be required to make an offer to repurchase all outstanding Notes at a repurchase price in cash equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date.

Indebtedness:
As of June 30, 2012, and on an as adjusted basis to give effect to the offering of Notes (assuming no exercise of the underwriters’ over-allotment option), the Issuer would have had $75.0 million of senior indebtedness, including the Notes; $50.0 million available to the Issuer’s operating partnership for borrowing under its revolving credit facility, which the Issuer and certain of its subsidiaries guarantee, with KeyBank National Association and the other lenders party thereto; and the Issuer’s subsidiaries, none of which will guarantee the Notes, would have had $259.0 million of indebtedness (not including the Promissory Note) and $25.7 million of other liabilities, all of which would have been structurally senior to the Notes. The Notes, however, will have the benefit of a security interest in the Promissory Note, which Promissory Note will be pari passu with all existing and future unsecured senior indebtedness of the Issuer’s operating partnership.

CUSIP/ISIN Numbers:	CUSIP: 976391 607 ISIN: US9763916072
Distribution:	SEC Registered (Registration No. 333-155761)
Listing:
The Issuer has applied to list the Notes on the New York Stock Exchange under the symbol “WRT” and, if the application is approved, expects trading in the Notes to begin within 30 days after the Notes are first issued.

Trade Date:	August 8, 2012
Settlement:
T+5; Delivery of the Notes in book-entry form through The Depository Trust Company will be made on August 15, 2012
We expect that delivery of the Notes will be made against payment therefor on or about August 15, 2012, which will be the fifth business day following the Trade Date (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, you should be aware that the trading of the Notes on the Trade Date or the next succeeding business day may be affected by the T+5 settlement.

Joint Book-Running Managers:	Barclays Stifel Nicolaus Weisel Jefferies
Lead Manager:	Credit Suisse
Co-Managers:	KeyBanc Capital Markets MLV & Co. LLC

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a base prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and the base prospectus in that registration statement (including the documents incorporated by reference therein) for more complete information about the Issuer and this offering.  You may download the preliminary prospectus supplement and the base prospectus (including the documents incorporated by reference therein) for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, copies may be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by email at Barclaysprospectus@broadridge.com or by telephone at (888) 603-5847; from Stifel, Nicolaus & Company, Incorporated, One South Street, 15th Floor, Baltimore, MD 21202, Attention: Syndicate Department or by telephone at (443) 224‐1988; or from Jefferies & Company, Inc., Attn: Debt Capital Markets, 520 Madison Avenue, 8th Floor, New York, NY, 10022 or by telephone at (201) 761-7610 or by email at Prospectus_Department@Jefferies.com